                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              INFORMATION STATEMENT
                            PURSUANT TO SECTION 14(f)
                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

                        Commission File Number: 001-11121

                    INTERNATIONAL FAMILY ENTERTAINMENT, INC.
             (Exact name of registrant as specified in its charter)

                 Delaware                               541522360
             State or other jurisdiction of          I.R.S. Employer
             incorporation or organization          identification No.

               2877 Guardian Lane, Virginia Beach, Virginia 23452
          (Address of principal executive offices, including zip code)

        Registrant's telephone number, including area code (757) 459-6000


             INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

      This Information Statement is being mailed on or about July 16, 1997, to holders of shares of Class B Common Stock, par value $.01 (the "Class B Stock"), of International Family Entertainment, Inc., a Delaware corporation (the "Company"), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The Information Statement is being furnished in connection with the possible election or appointment of persons designated by Fox Kids Worldwide, Inc., a Delaware corporation ("FKWW"), to the Board of Directors of the Company pursuant to the Agreement and Plan of Merger, dated as of June 11, 1997 (the "Merger Agreement"), by and among the Company, FKWW and Fox Kids Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of FKWW ("FKW Sub"), providing for the acquisition of the Company by FKWW through the merger (the "Merger") of FKW Sub with and into the Company. Section 6.8 of the Merger Agreement provides that, upon the purchase of shares of Class B Stock by FKWW pursuant to the Stock Purchase Agreement between the Robertson Sellers (as defined below) and FKWW, FKWW shall be entitled to designate, at its option and upon notice to the Company, and subject to compliance with Section 14(f) of the Exchange Act, up to that number of directors (the "FKWW Designees"), rounded to the nearest whole number, of the Company's Board of Directors, as will make the percentage of the Company's directors designated by FKWW equal to the aggregate voting power of the shares of Common Stock (as defined below) of the Company then held by FKWW or any of its Subsidiaries (after giving effect to the conversion of the Class A Common Stock, par value $.01 per share (the "Class A Stock") of the Company into Class B Stock in connection with such purchase, and the conversion of the Company's non-voting Class C Common Stock, par value $.01 per share (the "Class C Stock" and, together with the Class A Stock and Class B Stock, the "Common Stock"), and $23 million aggregate principal amount of 6% Convertible Secured Notes due 2004 of the Company (the "Convertible Notes") to be contributed to FKWW, as described below, into Class B Stock). In connection with the foregoing, the Company will either increase the size of the Board of Directors and/or obtain the resignation of such number of its current directors as is necessary to enable the FKWW Designees to be elected.

      NO ACTION IS REQUIRED BY THE STOCKHOLDERS OF THE COMPANY IN CONNECTION WITH ANY DESIGNATION AND ELECTION OF DIRECTORS DESIGNATED BY FKWW TO THE BOARD. However, because a majority of the Company's directors may be changed other than at a meeting of stockholders, Section 14(f) of the Exchange Act requires the Company to provide its stockholders and the Securities and Exchange Commission (the "Commission") with the information set forth in this Information Statement not less than ten days prior to the date on which the change will take place, or such other time period as may be established by the Commission.

      The information contained in this Information Statement concerning FKWW, FKW Sub and the FKWW Designees has been furnished to the Company by FKWW, and the Company assumes no responsibility for the accuracy or completeness of such information.


INFORMATION RELATING TO THE COMPANY'S COMMON STOCK

      As of July 15, 1997, the Company had outstanding 5,000,000 shares of Class A Stock, and 32,781,545 shares of Class B Stock. Holders of Class B Stock (collectively, the "Class B Stockholders") are entitled to cast one vote per share on all matters submitted to a vote of stockholders, and holders of Class A Stock (collectively, the "Class A Stockholders") are entitled to cast ten votes per share on all matters submitted to a vote of stockholders. Both classes vote together as a single class on all matters, except that so long as the outstanding Class A Stock represents more than 40% of the total outstanding voting power of the Common Stock, the Class A Stockholders, voting separately as a class, are entitled to elect a majority of the Company's directors, with the remainder of the directors (the "Class B Directors") being elected by the Class B Stockholders, voting separately as a class, and except for matters as to which a class vote is specifically provided in the Company's Restated and Amended Certificate of Incorporation.


CHANGE OF CONTROL TRANSACTION

      On June 11, 1997, the Company entered into the Merger Agreement with FKWW and FKW Sub providing for the Merger, pursuant to which each share of Common Stock of the Company issued and outstanding immediately prior to the effective time of the Merger, other than shares held by FKWW, FKW Sub, the Company or any of their respective subsidiaries or by any stockholders who have validly perfected their appraisal rights under the Delaware General Corporation Law, will be converted into the right to receive a cash payment equal to $35 per share, without interest, subject to adjustment as provided in the Merger Agreement (the "Merger Consideration"). Immediately following execution of the Merger Agreement, the Robertson Sellers, The Christian Broadcasting Network, Inc., a Virginia corporation ("CBN"), and Regent University, a Virginia corporation ("Regent"), which hold of record, in the aggregate, 5,000,000 shares of Class A Stock and 9,337,427 shares of Class B Stock, representing a majority of the votes entitled to be cast at a meeting to consider the Merger Agreement and the Merger, executed and delivered to the Company, on June 11, 1997, a written consent in lieu of a meeting of stockholders approving the Merger Agreement and the Merger and adopting the Merger Agreement.


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
      Concurrently with the execution of the Merger Agreement,

      (i) (a) M.G. "Pat" Robertson, individually and as trustee of each of the Robertson Charitable Remainder Unitrust, the Gordon P. Robertson Irrevocable Trust, the Elizabeth F. Robinson Irrevocable Trust and the Ann R. Lablanc Irrevocable Trust, Lisa N. Robertson and Timothy B. Robertson, as joint tenants, and Timothy B. Robertson, individually, as trustee of each of the Timothy and Lisa Robertson Children's Trust and the Timothy B. Robertson Charitable Trust and as custodian to and for each of Abigail H. Robertson, Laura N. Robertson, Elizabeth C. Robertson, Willis H. Robertson and Caroline S. Robertson under the Virginia Uniform Transfers to Minors Act (collectively, the "Robertson Sellers"), (b) CBN and (c) Regent each entered into a Stock Purchase Agreement (collectively, the "Stock Purchase Agreements") with FKWW providing for the sale to FKWW in the aggregate of 15,587,427 shares of Class B Stock (including 5,000,000 shares of Class B Stock issuable upon conversion of all of the Company's outstanding Class A Stock held by certain of the Robertson Sellers and 1,250,000 shares issuable upon the exercise of options held by M.G. and Timothy
B. Robertson) for $35 per share in cash, subject to adjustment in the same manner as the Merger Consideration; and

      (ii) Liberty Media Corporation, a Delaware corporation ("Liberty"), and its wholly owned subsidiary Liberty IFE, Inc. ("LIFE"), a Colorado corporation that holds 7,088,732 shares of Class C Stock and Convertible Notes convertible into 2,587,500 shares of Class C Stock, have entered into a Contribution and Exchange Agreement (the "Contribution and Exchange Agreement") with FKWW pursuant to which LIFE agreed to contribute such shares of Class C Stock and Convertible Notes to FKWW in exchange for shares of a new series of preferred stock of FKWW, in a transaction intended to constitute a tax free exchange. Such FKWW preferred stock will be exchangeable at the holder's option, upon the happening of certain events, into shares of a new series of preferred stock of News Publishing Australia Limited ("NPAL"), the primary U.S. holding company for The News Corporation Limited, a corporation organized and existing under the laws of South Australia which indirectly holds 49.9% of the voting rights of FKWW and has the right to designate 50% of its board of directors ("News Corp."). Each such series of preferred stock will have a liquidation preference of $35.00 per share or share equivalent of Class C Stock, subject to adjustment in the same manner as the Merger Consideration, plus $6.33 million designed to compensate LIFE for foregone interest on the Convertible Notes and for certain tax consequences, and be entitled to receive cumulative dividends at a rate of 8.5% per annum of the liquidation price, payable quarterly, increasing to 11% if any quarterly dividend is not declared and paid in full when due. Each such series is mandatorily redeemable on June 30, 2027 and is redeemable at the option of the issuer at any time after June 30, 2007 or, at the option of the holder, for a thirty day period every five years commencing on June 30, 2002. The Contribution and Exchange Agreement provides for the substitution, under certain circumstances, of such FKWW preferred stock for another security that will also be exchangeable for a "mirror" security of NPAL or another affiliate of FKWW acceptable to LIFE; provided that, among other things, such substitute security and "mirror" security shall have an economic value substantially equivalent to the FKWW preferred stock and the NPAL preferred stock.

      News Corp. has given a guaranty to each of the Company, the Robertson Sellers, CBN and Regent guaranteeing the performance of FKWW's and FKW Sub's obligations under the Merger Agreement and respective Stock Purchase Agreements, and, together with NPAL, has entered into a Funding Agreement with LIFE supporting the obligations of FKWW and NPAL under the preferred stock issuable to LIFE.

      The consummation of the Merger, the purchases of Common Stock pursuant to each of the Stock Purchase Agreements and the contribution by LIFE of its Class C Stock and the Convertible Notes pursuant to the Contribution and Exchange Agreement are subject to the satisfaction of certain conditions, including expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). In any event, the Merger will not be


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
consummated until the expiration of twenty days from the date of delivery of an information statement to holders of Class B Stock pursuant to Section 14(c) of the Exchange Act.

      Upon the purchase by FKWW of Common Stock held by the Robertson Sellers, CBN and Regent pursuant to the Stock Purchase Agreements, and the contribution by LIFE to FKWW of Class C Stock and the Convertible Notes pursuant to the Contribution and Exchange Agreement, FKWW will own 25,263,659 shares of Common Stock (including 2,587,500 shares of Class C Stock issuable upon the conversion of the Convertible Notes), constituting approximately 52% of the outstanding Common Stock of the Company and, assuming conversion of the Class C Stock and Convertible Notes into Class B Stock, 52% of its voting Common Stock. Although such purchase and the contribution are expected to occur prior to the Merger, consummation of the Merger is not conditioned upon the consummation of such transactions.

      The total amount of funds required to pay the Merger Consideration (including approximately $545,000,000 required for FKWW's purchase of Common Stock pursuant to the Stock Purchase Agreements but not any cash funds required for the purchase of shares of Class C Stock in the Merger, since such Class C Stock is expected to be exchanged, prior to the Merger, for preferred stock of FKWW pursuant to the Contribution and Exchange Agreement, as described above), the consideration to be paid to holders of outstanding options to purchase Class B Stock as provided in the Merger Agreement and the expenses incident to the Merger Agreement and the consummation of the transactions contemplated thereby, including financial advisory fees and expenses and legal fees and expenses, will be contributed by FKWW to the Company as the surviving corporation in the Merger. FKWW will establish, pursuant to a letter of commitment dated as of June 6, 1997, a $500,000,000 seven-year Secured Reducing Revolving Credit Facility (the "Tranche A Revolving Credit"), a $400,000,000 seven-year Secured Reducing Revolving Credit Facility (the "Tranche B Revolving Credit") and a $350,000,000 nine-year Secured Term Loan Facility (the "Term Loan" and, together with the Tranche A Revolving Credit and the Tranche B Revolving Credit, the "Facilities") with Citibank, N.A. acting as the sole agent for a syndicate of financial institutions providing the facility. In addition, FKWW will be advanced approximately $250,000,000 to $350,000,000 from Fox Broadcasting or an affiliate thereof in exchange for a new series of 12.5% preferred stock of FKWW. These funds, and any additional funds that are required to pay the Merger Consideration for shares of Class C Stock in the event that the Contribution and Exchange Agreement is not consummated prior to the Merger, will come from the working capital of News Corp. or an affiliate thereof.

      As described above, the obligations of FKWW under the Merger Agreement and under each of the Stock Purchase Agreements are guaranteed by News Corp. FKWW and News Corp. have informed the Company that News Corp. has sufficient cash resources to pay the Merger Consideration, the consideration to option holders and such expenses and to pay any amounts required to purchase Common Stock under the Stock Purchase Agreements. Such resources may include cash on hand or a variety of debt financing arrangements, additional contributions, equity capital or a combination of the foregoing.


CONTINUING DIRECTORS

      Following any election of the FKWW Designees to the Board of Directors, at least two Class B Directors shall remain on the Board until the Merger becomes effective (the "Continuing Directors"). If for any reason the number of Continuing Directors falls below two, the remaining Continuing Director may designate an individual to fill such vacancy who would be an "independent director" under the rules of the New York Stock Exchange, or, if no Continuing Directors remain, the other directors shall designate two individuals to fill such vacancies who are not officers, directors, employees or affiliates of FKWW or any


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
of its affiliates and who are otherwise "independent directors" under the rules of the New York Stock Exchange. Each such designee would be deemed to be a Continuing Director under the Merger Agreement.

      Following the election of FKWW's Designees, any amendment or waiver of any term or condition of the Merger Agreement or the Company's Amended and Restated Certificate of Incorporation and Restated By-Laws, any termination of the Merger Agreement, any extension by the Company of the time for the performance of any of the obligations or other acts of FKWW or FKW Sub under the Merger Agreement, any waiver or assertion of any of the Company's rights under the Merger Agreement, or any other consents or actions by the Board of Directors with respect to the Merger Agreement or the News Corp. guaranty in favor of the Company will require, and will require only, the concurrence of a majority of the Continuing Directors; provided however, that if applicable law requires that any action be acted upon by the full Board of Directors, such action will require the concurrence of a majority of the directors, which majority shall include each of the Continuing Directors.


FKWW DESIGNEES

      FKWW has informed the Company that, following the consummation of the Stock Purchase Agreements, it may designate candidates to serve as FKWW Designees on the Board. The name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each person whom FKWW may designate to serve as an FKWW Designee, in the order in which FKWW would intend to designate them, are set forth below. FKWW has informed the Company that each of such persons has consented to act as a director, if so designated.

            HAIM SABAN, 52, the founder of Saban Entertainment, Inc. ("Saban"), has served as its Chairman and Chief Executive Officer since the establishment of Saban in 1983. Mr. Saban is a creator and executive producer of Saban's live-action series, Power Rangers. Mr. Saban has also served as a Senior Executive Officer of Fox Kids Worldwide, LLC, a Delaware limited liability company, since June 1996 and has served as Chief Executive Officer of FKWW since September 1996.

            CHASE CAREY, 43, has served as Chairman and Chief Executive Officer of Fox Television since July 1994. Mr. Carey is responsible for all divisions of Fox Television including Fox Broadcasting, Fox Television, Twentieth Television's domestic syndication unit and Fox's cable interests. Mr. Carey joined Fox Inc. in 1988 as Executive Vice President, served as Chief Financial Officer, and assumed the title of Chief Operating Officer in February 1992. Prior to joining Fox, Mr. Carey worked at Columbia Pictures in several executive positions, including President of Pay/Cable and Home Entertainment and Executive Vice President of Columbia Pictures International. Mr. Carey is a member of the boards of directors of Gateway 2000 and Colgate University.

            K. RUPERT MURDOCH, 66, has served as Executive Director of News Corp. since 1959 and remains its Chairman, Managing Director and Chief Executive. He also has served as Director of News Limited, News Corp.'s principal subsidiary in Australia, since 1953. He has been Director of New International plc, News Corp.'s principal subsidiary in the United Kingdom, since 1969 and Managing Director from December 1986 to January 1990. He has served as Chairman, Chief Executive Officer and a director of News America Holdings Incorporated ("NAHI"), New Corp.'s principal subsidiary in the United States, since 1973. He became President of NAHI in October 1985. He has served as Chairman and a Director of STAR TV since July 1993. He also


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
      has been a member of the board of directors of British Sky Broadcasting Group plc since November 1990. Mr. Murdoch is also a member of the boards of directors of MCI Communications Corp. and Philip Morris Companies Inc.

            MEL WOODS, 45, has served as the President and Chief Operating Officer, and a director, of Saban since 1991 and as President, Chief Operating Officer and Chief Financial Officer of FKWW since September 1996. From 1987 to 1991, Mr. Woods served as Senior Vice President and Chief Financial Officer of DIC Enterprises, an animation production company. Prior to joining DIC, Mr. Woods was Senior Vice President, Chief Financial Officer and Treasurer of Orion Pictures Corp. and served as a member of its board of directors.

            SHUKI LEVY, 50, has served as an independent contractor performing production related assignments for Saban since 1983. Mr. Levy became the Executive Vice President of Saban in 1996, responsible for productions, and has served as Executive Vice President of FKWW since September 1996. Mr. Levy is executive producer of Saban's live-action series, Power Rangers, and also serves as executive producer for Big Bad Beetleborgs and Masked Rider. Mr. Levy is also a singer, having sold more than 14 million records worldwide, a composer of theme music for television movies, series and feature films, a screenwriter and a feature film director.

            MARGARET LOESCH, 51, has served as President of Fox Kids Worldwide, LLC, since January 1996 and as President of FKWW since September 1996. Ms. Loesch has been President of Fox Kids Network since its inception in March 1990. From 1984 to 1990, Ms. Loesch was President and Chief Executive Officer of Marvel Productions Ltd., where she supervised the development of numerous series, including Jim Henson's Muppet Babies, Dungeons and Dragons and Jim Henson's Fraggle Rock. Before joining Marvel, Ms. Loesch was Executive Vice President of Programming for Hanna-Barbera Productions, which she joined in 1979 as Vice President of Children's Programming. Ms. Loesch is an active member of the Academy of Television Arts and Sciences, where she served three terms as an Academy Governor for children's programming. She currently serves as Vice President of the Academy of Television Arts and Sciences Foundation. Ms. Loesch is the recipient of four Emmy Awards.

      The Company has been advised by FKWW that, to the best of the FKWW's knowledge, except as described below, none of such persons, (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company,
(iii) beneficially owns any securities (or rights to acquire any securities) of the Company, (iv) is a party adverse to the Company or any of its subsidiaries, or has a material interest adverse to the Company or any of its subsidiaries, in any legal proceeding, or (v) has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission. Because, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act, FKWW may be deemed to have beneficial ownership of securities of the Company by virtue of having entered into the Stock Purchase Agreements and obtaining the right to acquire such securities thereby, each of Haim Saban (who, together with entities he controls, owns 49.5% of the FKWW common stock, representing 49.95% of the voting power) and K. Rupert Murdoch (who may be deemed to control the ultimate parent of Fox Television Stations, Inc., which owns 49.5% of the FKWW common stock, representing 49.95% of the voting power) may be deemed, through his beneficial ownership of FKWW, to be a beneficial owner of securities of the Company.


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
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information concerning the ownership of voting Common Stock by each of the Directors, the Company's Chief Executive Officer, the Company's officers meeting the criteria set forth in 17 CFR 229.402(a)(3)(the "Named Executive Officers"), all Directors and executive officers as a group, and each stockholder who is known by the Company to own beneficially more than 5% of the outstanding Class A Stock or Class B Stock, as of July 15, 1997 (other than FKWW and certain related persons who may be deemed to own 25,263,659 shares of Common Stock by virtue of having entered into the Stock Purchase Agreements, as described above under "FKWW DESIGNEES.") Except as otherwise indicated, shares issuable upon exercise of options that are or will become exercisable within 60 days of July 15, 1997, or upon conversion of convertible securities are deemed to be outstanding for the purpose of computing the percentage ownership of persons beneficially owning such options or convertible securities, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, each person listed below has informed the Company that he has (i) sole voting and investment power with respect to his shares of stock, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to his shares of stock.

                                                 Class A Common                   Class B Common Stock
                                                 --------------                   --------------------                Percent of
                                                 Stock                                                                Vote of All
                                                 -----                                                                Common
                                                                                  Number of                           Stock
                                                 Number of            % of        Shares                     % of     Outstanding
Beneficial Owner                                 Shares Owned         Class       Owned                      Class    -----------
----------------                                 ------------         -----       -----                      -----
M.G. Robertson, individually                       3,125,000(c)        62.5         756,375 (d)(e)(f)          2.3       38.6
  and as trustee (a)(b)
Tim Robertson, individually and 1,875,000(h)                           37.5         983,586 (d)(f)(i)          3.0       23.8
  as trustee (b)(g)
Louis A. Isakoff (b)                                      --             --          91,311 (f)                (j)        (j)
William L. Armstrong (k)                                  --             --           1,250                    (j)        (j)
Lowell W. Morse (l)                                       --             --              --        --           --         --
Robert M. Wallace (m)                                     --             --              --        --           --         --
Anthony D. Thomopoulos (b)                                --             --         195,312 (f)                (j)        (j)
Richard L. Sirvaitis (b)                                  --             --          35,625 (f)(n)             (j)        (j)
K.J. "Gus" Lucas (b)                                      --             --          30,000 (f)                (j)        (j)
Stephen D. Lentz (b)                                      --             --          23,484 (f)                (j)        (j)
All Directors and executive                        5,000,000          100.0       2,308,525 (d)(f)(n)          6.9       62.6
officers as a group (15 persons)
CBN (o)(p)                                                --             --       3,891,121 (q)               11.9        4.7
Regent (o)                                                --             --       4,214,325 (r)               12.9        5.1
LIFE (s)                                                  --             --       9,676,232 (t)               22.8       10.5
The Capital Group Companies,                              --             --       4,835,250 (u)               14.8        5.8
  Inc. (u)
SMALLCAP World Fund, Inc. (v)                             --             --       1,768,750 (v)                5.4        2.1
Mario J. Gabelli and affiliated                           --             --       8,837,628 (w)               27.0       10.7
  entities (w)


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
 --------------

(a) Does not include shares of Common Stock owned by Tim Robertson, as to which M.G. Robertson disclaims beneficial ownership. (M.G. Robertson and Tim Robertson are sometimes hereinafter referred to as the "Robertsons.")

(b) The business address for these persons is c/o International Family Entertainment, Inc., 2877 Guardian Lane, Virginia Beach, Virginia 23452.

(c) All of these shares of Class A Stock are held of record by a charitable remainder trust (the "Charitable Remainder Trust") established by M.G. Robertson. As trustee of the Charitable Remainder Unitrust, M.G. Robertson has voting and investment power with respect to, and thus beneficial ownership of, these shares. The assets of the Charitable Remainder Trust, including any shares of Class A Stock that have not been previously sold, will be transferred to CBN on January 22, 2010.

(d)   Excludes shares of Class B Stock issuable upon conversion of Class A
      Stock.

(e) Includes 79,950 shares of Class B Stock which are held of record by certain trusts established by M.G. Robertson for the benefit of his children other than Tim Robertson. As trustee of these trusts, M.G. Robertson has voting and investment power with respect to, and thus beneficial ownership of, these shares.

(f) The numbers set forth in the table assumes the exercise of options issued pursuant to the terms of the International Family Entertainment, Inc. Stock Incentive Plan (the "Stock Plan") with respect to the following numbers of shares of Class B Stock; for M.G. Robertson-250,000 shares; Tim Robertson-250,000 shares; Louis A. Isakoff-27,083 shares; Anthony D. Thomopoulos-195,312 shares; Richard L. Sirvaitis-5,000 shares; K.J. "Gus" Lucas-30,000 shares; Stephen D. Lentz-23,333 shares; and for all Directors and executive officers as a group-849,527 shares.

(g) Does not include shares of Common Stock owned by M.G. Robertson, as to which Tim Robertson disclaims beneficial ownership.

(h) Includes 37,500 shares of Class A Stock which are held of record by a trust established by Tim Robertson for the benefit of his children (the "Robertson Family Trust"). As trustee of the Robertson Family Trust, Tim Robertson has voting and investment power with respect to, and thus beneficial ownership of, these shares.

(i) Includes 24,375 shares of Class B Stock which are held of record by the minor children of Tim Robertson. Also includes 49,000 shares of Class B Stock which are held of record by the Robertson Family Trust and 8,000 shares of Class B Stock which are held of record by a charitable remainder trust established by Tim Robertson. As trustee of these trusts, Tim Robertson has voting and investment power with respect to, and thus beneficial ownership of, these shares. Also includes 7,980 shares of Class B Stock held in Tim Robertson's name in the Company's 401(k) plan.

(j)   Amounts to less than 1%.

(k) The business address for Mr. Armstrong is 1625 Broadway, Suite 780, Denver, Colorado 80202.

(l) The business address for Mr. Morse is 5335 S.W. Meadows Road, Suite 365, Lake Oswego, Oregon 97035.

(m) The business address for Mr. Wallace is 675 N. First Street, 10th Floor, San Jose, California 95112.

(n) Includes shares of Class B Stock issued pursuant to and, in part, subject to forfeiture under the terms of the Stock Plan.

(o) The business address for CBN is 700 CBN Center, Virginia Beach, Virginia 23463. The business address for Regent is 1000 Regent University Drive, Virginia Beach, Virginia 23463. Regent may be deemed to be an affiliate of CBN.

(p) Does not include the 3,125,000 shares of Class A Stock held by the Charitable Remainder Trust, in which CBN holds the remainder interest.

(q) Excludes 4,212,450 shares of Class B Stock held by Regent University, over which CBN may be deemed to share dispositive power with Regent.

(r) CBN may be deemed to share dispositive power with Regent as to 4,212,450 of these shares.

(s) LIFE is a direct, wholly owned subsidiary of Liberty Media Corporation. Liberty Media is a direct, wholly owned subsidiary of TCI. The business address for LIFE and Liberty Media is 8101 East Prentice Avenue, Suite 500, Englewood, Colorado 80111. The business address for TCI is 5619 DTC Parkway, Englewood, Colorado 80111.

(t) Includes 7,088,732 shares of Class B Stock issuable upon conversion of LIFE's 7,088,732 shares of Class C Stock, and 2,587,500 shares of Class B Stock issuable upon conversion of 2,587,500 shares of Class C Stock, which Class C Stock is issuable upon conversion of LIFE's $23,000,000 aggregate principal amount of Convertible Notes.

(u) The number of shares reported in this table is based upon information included in Amendment No. 3 to the Schedule 13G, dated February 12, 1997 (as amended, the "Capital Group Amended Schedule 13G"), filed by The Capital Group Companies, Inc. ("The Capital Group"). As of February 12, 1997, Capital Guardian Trust Company and Capital Research and Management Company ("CRMC"), operating subsidiaries of The Capital Group, exercised investment discretion with respect to 1,504,000 shares and 3,331,250 shares, respectively, which shares were owned by various institutional investors. CRMC is an investment advisor to SMALLCAP World Fund, Inc. ("SMALLCAP"); accordingly, the shares with respect to which CRMC exercises investment discretion include the 1,768,750 shares reported in this table as being beneficially owned by SMALLCAP. The business address for The Capital Group and its affiliates disclosed in the Capital Group Amended
      Schedule 13G is 333 South Hope Street, Los Angeles, California 90071.

(v) The number of shares reported in this table is based upon information included in the Capital Group Amended Schedule 13G, to which SMALLCAP is a party pursuant to a Joint Filing Agreement, dated as of February 12, 1997, among SMALLCAP, The Capital Group, and CRMC. CRMC is an investment advisor to SMALLCAP; accordingly, the 1,768,750 shares reported in this table as being beneficially owned by SMALLCAP are included in the number of shares reported in this table as being beneficially owned by The Capital Group. The business address for SMALLCAP disclosed in the Capital Group Amended
      Schedule 13G is 333 South Hope Street, Los Angeles, California 90071.

(w) The number of shares reported in this table is based upon information included in Amendment No. 23 to the Schedule 13D, dated as of June 18, 1997 (as amended, the "Gabelli Amended Schedule 13D"), filed by Gabelli Funds, Inc. ("GFI"), GAMCO Investors, Inc. ("GAMCO"), Gabelli Associates Fund ("Associates Fund"), Gabelli Associates Limited ("Associates Ltd"), Gabelli & Company, Inc. ("GCo"), Gabelli & Company, Inc. Profit Sharing Plan ("PSP"), Gabelli Multimedia Partners, L.P. ("Multimedia"), ALCE Partners, L.P. ("ALCE"), Gabelli International II Limited ("GIL II"), Gabelli Performance Partnership L.P. ("GPP"), Gabelli Foundation, Inc. ("Gabelli Foundation"), Gabelli International Limited ("GIL"), Gabelli Securities, Inc. ("GS"), Gabelli Asset Management Company International Advisory Services Ltd. ("Gabelli Asset Management"), and Mario J. Gabelli (each, a "Reporting Person" and collectively, the "Reporting Persons," all of which are party to a Joint Filing Agreement dated as of January 22,
      1993). The Gabelli Amended Schedule 13D reports that the Reporting Persons beneficially own the shares reported in this table as follows: GFI (as agent)-2,287,425 shares; GAMCO (as agent)-5,973,503 shares; Associates Fund-211,000 shares; Associates Ltd-30,000 shares; GCo-20,000 shares; PSP-20,600 shares; Multimedia-1,300 shares; ALCE-23,300 shares; GIL II-9,000 shares; GPP-143,000 shares; Gabelli Foundation-30,000 shares; GIL-58,000 shares; GS-20,000 shares; Gabelli Asset Management (as agent)-10,500 shares; Mario J. Gabelli-0 shares. Further, Mario J. Gabelli is deemed to have beneficial ownership of the shares beneficially owned by each Reporting Person and GFI is deemed to have beneficial ownership of the shares reported by each Reporting Person other than Mr. Gabelli. The Gabelli Amended Schedule 13D discloses that each of the Reporting Persons has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that GAMCO does not have the authority to vote 133,750 shares of the shares it beneficially owns and the power of Mario J. Gabelli and GFI is indirect with respect to the shares beneficially owned by other Reporting Persons. The business address for GFI, GAMCO, GCo, GS, Associates Fund and Mario J. Gabelli disclosed on the Gabelli Amended Schedule 13D is One Corporate Center, Rye, New York 10580. The business address for GPP disclosed on the Gabelli Amended
      Schedule 13D is 8 Sound Shore Drive, Greenwich, Connecticut 06830. The business address for Associates Limited and GIL disclosed on the Gabelli Amended Schedule 13D is c/o MeesPierson (Cayman) Limited, British American Centre, Dr. Roy's Drive-Phase 3, George Town, Grand Cayman, British West Indies. The business address for GIL II disclosed on the Gabelli Amended
      Schedule 13D is c/o Coutts & Company (Cayman) Limited, West Bay Road, Grand Cayman, British West Indies. The business address for Gabelli Asset Management disclosed on the Gabelli Amended Schedule 13D is c/o Appleby, Spurling & Kempe, Cedar House, 41 Cedar Avenue, Hamilton, HM12, Bermuda. The business address for Gabelli Foundation disclosed on the Gabelli Amended Schedule 13D is 165 West Liberty Street, Reno, Nevada 89501.

EXECUTIVE OFFICERS OF THE COMPANY

      The executive officers of the Company and their ages, as of July 15, 1997, and positions with the Company, are set forth below.

NAME                       AGE                              POSITION
----------------------     ---    -----------------------------------------------------------
M.G. "Pat" Robertson        67    Chairman of the Board and Director
Timothy B. Robertson        42    President, Chief Executive Officer and Director
Larry W. Dantzler           42    Senior Vice President and Chief Financial Officer
David R. Humphrey           41    Senior Vice President -- Investor Relations and Strategic
                                    Planning
Louis A. Isakoff            42    Senior Vice President, General Counsel, Secretary and
                                    Director
K. John "Gus" Lucas         50    President -- Family Channel Programming
D. Paul Newton              40    Senior Vice President -- International Business Development
Diane Linen Powell          50    Senior Vice President -- Corporate Communications
B. Randall Seiler           44    Senior Vice President -- Engineering and Technical Services
Craig R. Sherwood           45    Senior Vice President and Managing Director -- Affiliate
                                    Relations
Richard L. Sirvaitis        47    President -- IFE Advertising Sales
Anthony D. Thomopoulos      59    Chief Executive Officer of MTM

      The executive officers of the Company are elected by the Company's Board of Directors to serve until their successors are elected and qualified. The following is a brief description of the background of each of the executive officers of the Company for at least the past five years.

      M.G. "PAT" ROBERTSON has served as Chairman of the Board and as a Director of the Company since December 1989. He has served as Chairman of the Board of CBN since January 1960, Chief Executive Officer and President of CBN from January 1960 to January 1987, and from January 1990 to September 1993, and Chief Executive Officer of CBN from September 1993 to the present. He is also Chairman of United States Media Corporation, Chairman of Northstar Entertainment Group, Inc., Chairman of Asia Pacific Media, Inc., Chairman of Porchlight Entertainment, Inc., President of the American Center for Law and Justice, President of Operation Blessing International Relief and Development Corporation, President of African Development Company, Ltd., and Chancellor and a member of the Board of Trustees of Regent.

      TIMOTHY B. ROBERTSON has been President and Chief Executive Officer and a Director of the Company since December 1989. He is currently a board member of the National Cable Television Association, the National Academy of Cable Programming, the Cable Television Advertising Bureau, the Walter Kaitz Foundation and Cable in the Classroom, and a member of the Board of Trustees of Regent. Mr. Robertson is Chairman of MTM Entertainment, Inc. ("MTM").

      LARRY W. DANTZLER has been Senior Vice President and Chief Financial Officer of the Company since December 1992, and from January 1990 to such date, served as Vice President and Chief Financial Officer of the Company.

      DAVID R. HUMPHREY has been Senior Vice President -- Investor Relations and Strategic Planning of the Company since December 1993, and from July 1992 to such date, served as Vice President -- Financial Relations of the Company. From January 1981 to June 1992, he was Director of Financial Reporting for Tele-Communications, Inc. ("TCI"), and from August 1989 to June 1992, also served as an Assistant Vice President of TCI.

      LOUIS A. ISAKOFF has been Senior Vice President, General Counsel and Secretary of the Company since December 1992, and from January 1990 to such date, served as Vice President, General Counsel and Secretary of the Company. He has served as a Director of the Company since December 1989.

      K. JOHN "GUS" LUCAS has been the Company's President -- Family Channel Programming since October 1996, and from May 1995 to such date, served as Senior Vice President -- Programming of the Company. From August 1986 to September 1993, he was Executive Vice President of Viacom Entertainment Group, and from March 1987 to August 1993, served as Viacom's President of West Coast Operations. Previously, he was Vice President and Assistant to the President, ABC Entertainment.

      D. PAUL NEWTON has been Senior Vice President -- International Business Development of the Company since April 1996. From August 1993 to April 1996, he served as Managing Director of The Family Channel (UK). From August 1988 to August 1993, he served as a Senior Manager with Price Waterhouse LLP.

      DIANE LINEN POWELL has been Senior Vice President -- Corporate Communications of the Company since October 1996, and from July 1994 to such date, served as Vice President -- Public Relations of the Company. From 1988 to 1990, she served as Senior Vice President of Development of the Television Bureau of Advertising. Prior to 1988, she spent ten years at NBC, serving as, among other positions, Vice President of Affiliate Relations, and three years in investment banking at Communications Equity Associates.

      B. RANDALL SEILER has served as Senior Vice President -- Engineering and Technical Services since September 1994, and from July 1991 to such date, served as Vice President -- Engineering and Technical Services of the Company. From March 1984 to July 1991, he was Director of Engineering for Pyramid Production Group, a television production company.

      CRAIG R. SHERWOOD has served as Senior Vice President and Managing Director -- Affiliate Relations of the Company since December 1992, and from January 1990 to such date, served as Vice President and Managing Director -- Affiliate Relations of the Company.

      RICHARD L. SIRVAITIS was named President -- IFE Advertising Sales in May 1995 and is responsible for all advertising sales-related activity for the Company. From August 1994 to April 1995, Mr. Sirvaitis was Executive Vice President -- News and was responsible for all domestic sales for CNN/Headline News and the CNN Broadcast Networks. From 1990 to July 1994, he served as Executive Vice President, Operating Officer of National Sales for the Turner Entertainment Networks.

      ANTHONY D. THOMOPOULOS was named Chief Executive Officer of MTM in March 1995 and is responsible for all domestic and international programming of the Company. From late 1991 to March 1995, he was President of Amblin Television, a division of Steven Spielberg's Amblin Entertainment. In 1989, Mr. Thomopoulos formed Thomopoulos Productions, which produced both motion pictures and television programs. Prior to 1989, he had served as, among other positions, President of ABC Entertainment, President of ABC Broadcast Group, and Chairman of United Artists Pictures.

      Pat Robertson and Timothy B. Robertson are father and son. No other family relationships exist between any other executive officers of the Company.

INCORPORATION BY REFERENCE

      Information with respect to (i) the Company's current directors, (ii) executive compensation and related matters, (iii) standing committees of the Board of Directors and (iv) compliance with Section 16(a) beneficial ownership reporting, set forth under the headings "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT-Section 16(a) Beneficial Ownership Reporting Compliance," "CORPORATE GOVERNANCE," "EXECUTIVE COMPENSATION," and "MATTERS TO BE VOTED UPON-Election of Directors,"excerpted from the Company's Proxy Statement filed with the Commission on April 29, 1997, is set forth in Annex I hereto and is incorporated herein by reference provided that information not deemed filed for purposes of the Proxy Statement, as set forth in Annex I, shall not be deemed filed for purposes hereof.


Dated: July 16, 1997                INTERNATIONAL FAMILY ENTERTAINMENT, INC.


                                    /s/ Tim Robertson
                                    ---------------------------------
                                    Tim Robertson
                                    Chief Executive Officer

                                                                         Annex I

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Directors, officers and persons who beneficially own more than 10% of a registered class of stock of the Company to file initial reports of ownership (Forms 3) and reports of changes in beneficial ownership (Forms 4 and 5) with the Securities and Exchange Commission (the "SEC") and the NYSE. Such persons are also required under the rules and regulations promulgated by the SEC to furnish the Company with copies of all such Section 16(a) filings.

     Based solely on a review of the copies of such forms furnished to the Company, the Company believes that all Section 16(a) filing requirements applicable to its Directors, officers and greater than 10% beneficial owners were complied with.

CORPORATE GOVERNANCE

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     The business of the Company is managed under the direction of the Board of Directors. The Board of Directors meets on a regularly scheduled basis during the year to review significant developments affecting the Company and to act on matters requiring approval by the Board of Directors. It also holds special meetings when an important matter requires action by the Board of Directors between scheduled meetings. The Board of Directors met 6 times and acted by unanimous consent 4 times during 1996. In accordance with NYSE rules, William L. Armstrong and Lowell W. Morse have served as the Company's outside Directors. During 1996, each member of the Board of Directors participated in all meetings of the Board of Directors and all meetings of the applicable committees during the period for which he was a Director. The Company compensates its non-employee Directors at $50,000 per annum; Directors who are also employees of the Company receive no additional compensation for serving as Directors. The Company reimburses all of its Directors for travel and out-of-pocket expenses in connection with their attendance at meetings of the Board of Directors.

     The Company has established a standing Audit Committee of the Board of Directors composed of outside Directors who are not affiliates or present or former employees of the Company or any of its subsidiaries. The Audit Committee meets periodically with management and the Company's independent auditors to review the activities of each and to discuss audit matters, financial reporting and the adequacy of internal corporate controls. William L. Armstrong and Lowell
W. Morse currently serve on the Audit Committee. During 1996, the Audit Committee met once and acted by unanimous consent 3 times.

     The Company does not have a standing nominating committee. The functions customarily attributable to a nominating committee are performed by the Board of Directors as a whole. The Company will consider nominees recommended by stockholders, although it has not actively solicited recommendations from stockholders for nominees nor has it established any procedures for this purpose for the 1997 Annual Meeting other than as set forth in the By-laws of the Company. In the future, stockholders wishing to recommend a person for consideration as a nominee for election to the Company's Board of Directors can do so in accordance with the Company's By-laws by giving timely written notice to the Corporate Secretary of the Company that provides each such nominee's name, appropriate biographical information and any other information that would be required in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of Directors. The nominating stockholder must also indicate the class and number of shares of capital stock of the Company that are owned beneficially or of record by such stockholder. Such notice should be accompanied by a written statement from each nominee consenting to be named as a nominee and to serve as a Director if elected. To be timely, such notice must be delivered to, or if mailed, received at, the Company's executive offices not less than 60 days nor more than 90 days prior to the anniversary of the immediately preceding annual meeting of stockholders; provided, however, that if the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth day following the earlier of the day on which such notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made.

     The Company has established a standing Compensation Committee, with authority to set compensation and determine compensation-related policy for the Company's executive officers. William L. Armstrong and Lowell W. Morse currently serve on the Compensation Committee. During 1996, the Compensation Committee met once and acted by unanimous consent 7 times.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

AGREEMENTS BETWEEN CBN AND THE COMPANY

     Lease of Space from CBN. Pursuant to a Lease Agreement, dated as of January 1, 1995 (the "Lease"), between CBN and the Company, the Company leases space from CBN in CBN's Corporate Support Building located at 1000 Centerville Turnpike, Virginia Beach, Virginia, which the Company uses for its master control facility, satellite earth station, certain post-production facilities, and other administrative purposes. The Lease is for a three-year term. CBN charged the Company approximately $280,000 during 1996 under the Lease. The Company believes that the Lease was negotiated on terms comparable to those that could have been obtained in an arms' length transaction with an unaffiliated third party providing comparable space.

     Uplink Facilities Lease and Transponder Sublease with CBN. Pursuant to an Uplink Facilities Lease and Transponder Sublease, dated as of January 5, 1990, between CBN and the Company, (i) the Company leases to CBN certain tangible property relating to an earth station and (ii) CBN leases to the Company transmission capacity at such earth station. The lease of the earth station by the Company to CBN and the lease of the transmission capacity at such earth station by CBN to the Company are in consideration for each other and no payments of rent are otherwise due to either the Company or CBN in connection therewith. The earth station is operated pursuant to licenses issued by the Federal Communications Commission to CBN.

     Program Time Agreement with CBN. Pursuant to a Program Time Agreement, dated as of January 5, 1990 (the "Program Time Agreement"), between CBN and the Company, the Company provides CBN up to 17.5 hours per week on The Family Channel for CBN to air its programming, including The 700 Club, in the following blocks: (i) a one and one-half hour block between 9 a.m. and noon, five days per week; (ii) a one-hour block between 10 p.m. and midnight, five days per week; and (iii) a one-hour block between 2 a.m. and 4 a.m., five days per week. In addition, the Company provides CBN with a continuous block of 12 hours on a single day in January of each year for purposes of the annual CBN telethon and occasionally sells additional time to CBN. In consideration for the program time, the Company charges CBN a monthly fee equal to the direct costs to the Company of providing the program time to CBN (currently calculated at a rate of approximately $493 per hour of CBN program time). The Company charged CBN approximately $836,000 in 1996 under the Program Time Agreement. The Program Time Agreement is for a 15-year term, renewable unilaterally by CBN thereafter for successive five-year terms so long as CBN or any related organization holds any capital stock or notes convertible into capital stock of the Company.

     The Founders Inn & Conference Center. From time to time, the Company engages the facilities of The Founders Inn & Conference Center, an affiliate of CBN, for management meetings, temporary housing of guests and employees relocating to Virginia Beach, and other similar purposes. During 1996, the Company paid The Founders Inn & Conference Center approximately $62,000 for such services. The Company believes that the fees paid The Founders Inn & Conference Center during 1996 are equivalent to those that would have been paid to an unaffiliated third party providing comparable services and amenities.

     Original Programming Payments. During 1996, the Company paid Northstar Entertainment Group, Inc., an affiliate of CBN, certain contractually required license and royalty payments totaling approximately $100,000 with respect to programming produced for the Company in the past.

THE FAMILY CHANNEL FILM AND MEDIA ENDOWMENT

     During 1996, the Company donated the sum of $100,000 to Regent University to establish The Family Channel Film and Media Endowment. The purpose of the endowment is to provide funding for Regent University student film productions and media projects. In the past, Regent University student productions have received critical acclaim and have won numerous awards, including several student Academy Awards. Regent University is exempt from federal income tax pursuant to Section 501(c)(3) of the Internal Revenue Code; accordingly, the Company's donation to Regent University is tax-deductible.

TRANSACTIONS WITH FLEXTECH PLC

     Sale of The Family Channel (UK) and Certain Other Assets. On April 22, 1996, the Company consummated the sale of its television production studio in Maidstone, England (the "UK Studio") and its 61% interest in The Family Channel
(UK) to Flextech plc, an English public limited company and owner of the remaining 39% interest in The Family Channel (UK), pursuant to agreements dated as of March 20, 1996. Flextech is an affiliate of Liberty IFE and TCI. As consideration for this transaction, the Company received pound sterling 3,000,000 (approximately $4,600,000) in cash and 5,792,008 shares of Flextech's convertible redeemable non-voting common stock. This common stock is convertible, under certain circumstances, into Flextech's voting common stock which is listed on the London Stock Exchange. The market value of the underlying voting common stock as of the date of the aforementioned agreements was $46,100,000. The Company believes that the terms of this transaction were comparable to those that could have been obtained in an arms' length transaction with an unaffiliated third party.

     In connection with this transaction, the Company received the right, beginning in June 1997, to "put" its holdings of Flextech's non-voting stock to Flextech's majority owner, Tele-Communications International, Inc. ("TCI International"). Upon exercise of the put, TCI International has the option of redeeming the stock for cash at the then-market value of Flextech's voting common stock. If the shares are not redeemed for cash, the Company has the option of either (i) converting 50% of the shares on a share-for-share basis into Flextech's voting common stock and 50% of the shares into common stock of the same value of TCI International, or (ii) converting 100% of the shares into common stock of the same value of TCI International. Recently, however, pursuant to an agreement between Flextech and the Company, the Company has converted its holdings of Flextech non-voting common stock into Flextech voting common stock, thereby eliminating the Company's right to "put" its Flextech holdings to TCI International.

     Sublease of Transponder from Flextech. Prior to the consummation of the sale of The Family Channel (UK) to Flextech, the Company subleased a satellite transponder from Flextech between the hours of 5:00 p.m. and 6:00 a.m., local time, for transmission of The Family Channel (UK). The Company paid its pro rata share of the cost of the transponder based on the total cost of the transponder to Flextech. In 1996, Flextech charged the Company $1,687,000 pursuant to the transponder sublease.

     Studio Facilities Lease to Flextech. Prior to the consummation of the sale of the UK Studio to Flextech, the Company would, from time to time, lease the television production facilities of the UK Studio to Flextech for the creation of originally produced television programs. In 1996, the Company charged Flextech $114,000 for the lease of such television production facilities.

AFFILIATION AGREEMENTS WITH SATELLITE SERVICES, INC.

     Liberty IFE is an affiliate of Satellite Services, Inc. ("SSI"), another TCI affiliate, with which the Company has entered into affiliation agreements. SSI is a wholly owned subsidiary of TCI which enters into affiliation agreements with, and purchases programming services from, cable television program suppliers such as the Company and then makes such services available for carriage on cable television systems operated by TCI, its subsidiaries and affiliates.

     Pursuant to an affiliation agreement dated as of December 28, 1989, as amended (the "SSI Affiliation Agreement"), between the Company and SSI, the Company grants SSI a non-exclusive license to exhibit and distribute, and SSI agrees to make available for carriage, The Family Channel on certain TCI-operated cable systems. SSI currently makes The Family Channel available for carriage on substantially all TCI-operated cable systems. In exchange for the right to carry The Family Channel on TCI-operated cable systems, SSI pays the Company a quarterly per subscriber service fee. Pursuant to the SSI Affiliation Agreement, SSI delivers The Family Channel to approximately 26% of the Company's subscribers. After rebates for channel position and net of advertising purchased from TCI-affiliated cable systems, the Company charged SSI approximately $21,919,000 during 1996.

     The Company and SSI have also reached an agreement regarding SSI's carriage of FiT TV. FiT TV is provided to all domestic cable affiliates, including SSI, free of any per subscriber service fee. During 1996, the Company paid TCI-affiliated cable systems approximately $688,000 to support the launch and continued carriage of FiT TV on such systems.

FORMATION OF FIT TV PARTNERSHIP

     On April 30, 1996, Cable Health TV, Inc. ("CHTV") (a 90%-owned subsidiary of the Company), Liberty CHC, Inc. (an affiliate of Liberty IFE), and Reebok CHC, Inc. (an affiliate of Reebok International Ltd.) entered into a definitive partnership agreement (the "FiT TV Partnership Agreement") forming FiT TV Partnership, effective January 1, 1996, to own and operate the FiT TV cable network. FiT TV had previously been owned and operated by CHTV.

     In accordance with the terms of the FiT TV Partnership Agreement, CHTV contributed all of the assets and liabilities of FiT TV to the partnership in exchange for an 80% partnership interest and functions as managing partner. Reebok CHC contributed cash of $2,000,000 and other consideration agreed upon among the parties in exchange for a 10% partnership interest. Liberty CHC contributed cash of $1,000,000 and other consideration agreed upon among the parties in exchange for a 10% partnership interest.

     In conjunction with this transaction, CHTV and Liberty CHC entered into an agreement whereby Liberty CHC was granted a 5-year option to purchase an additional 10% partnership interest from CHTV. The exercise price for this option varies (up to a maximum of $5,000,000) depending on the number of domestic subscribers receiving FiT TV from delivery systems owned or managed by Liberty Media or an affiliate of Liberty Media (including SSI) at the time of exercise.

TALENT AGREEMENT WITH CRISTINA FERRARE

     During 1996, the Company entered into a talent agreement with Cristina Ferrare. Anthony D. Thomopoulos, one of the Named Executive Officers, and Ms. Ferrare are husband and wife. Pursuant to the talent agreement, Ms. Ferrare appears as one of the hosts of Home & Family, a live, two-hour program which is telecast weekdays on The Family Channel. In addition, Ms. Ferrare makes public appearances on behalf of the Company and has hosted certain prime-time specials for The Family Channel. During 1996, the Company paid Ms. Ferrare $450,000 for her services rendered under the talent agreement. The terms of Ms. Ferrare's engagement were negotiated on the Company's behalf by outside counsel. The Company believes that the terms of Ms. Ferrare's talent agreement are consistent with standard industry practices and that the compensation paid thereunder in 1996 is equivalent to that which would be required to engage the services of a celebrity of comparable status.

DELWILBER+ASSOCIATES

     On December 31, 1995, the Company sold its interest in the Ice Capades, a touring ice show, to DelWilber+Associates ("DWA"). Pursuant to the terms of the transaction, the Company has the power to designate one-half of DWA's two-member Board of Directors. From December 31, 1995 through June 30, 1996, the Company's designee to the DWA Board of Directors was John B. Damoose, then an executive officer of the Company. Mr. Damoose resigned from the Company and the DWA Board of Directors effective June 30, 1996. During 1995, DWA awarded Mr. Damoose options to purchase up to 40,000 shares of DWA's common stock. Upon Mr. Damoose's resignation, these options were repurchased by DWA for $300,000 in cash. The Company's current designee to the DWA Board of Directors does not have a direct or indirect material interest in DWA.

     Through June 30, 1996, the Company had advanced DWA a total of $12,000,000 under a revolving credit facility and an additional $300,000, payable on demand, to fund the repurchase of Mr. Damoose's options.

     In August 1996, DWA entered into a $12,000,000 bank credit facility which was guaranteed by the Company. Advances under this bank credit agreement were used to fully repay the revolving credit facility with the Company. Through December 31, 1996, in addition to borrowings under the bank credit agreement and the advance to fund the repurchase of Mr. Damoose's options, DWA borrowed $7,000,000 from the Company.

     In addition, DWA charges the Company a monthly retainer to DWA for marketing services. Charges pursuant to this arrangement amounted to $315,500 through June 30, 1996, and $631,000 through December 31, 1996.

EXECUTIVE COMPENSATION

SUMMARY EXECUTIVE COMPENSATION TABLE

     The following table sets forth certain information regarding aggregate cash compensation, restricted stock awards, stock option grants, and other compensation earned by the Company's Chief Executive Officer and each of the Named Executive Officers for services rendered in all capacities to the Company and its subsidiaries during the last three years.

                                                                         LONG TERM COMPENSATION
                                                                                 AWARDS
                                                                       --------------------------
                                           ANNUAL COMPENSATION                        SHARES OF
                                     --------------------------------                  CLASS B
                                                         OTHER ANNUAL   RESTRICTED   COMMON STOCK     ALL OTHER
                                     SALARY      BONUS   COMPENSATION  STOCK AWARDS   UNDERLYING     COMPENSATION
NAME AND PRINCIPAL POSITION  YEAR    ($)(a)       ($)       ($)(b)         ($)        OPTIONS(#)        ($)(c)
---------------------------- ----    -------    -------  ------------  ------------  ------------    ------------
M.G. "Pat" Robertson........ 1996    377,571    100,200        212         --            --              3,750
Chairman of the Board        1995    368,000    104,542        550         --           625,000          3,750
                             1994    335,010    100,847        460         --            --              3,750
Timothy B. Robertson........ 1996    545,846    200,200        287         --            --              3,750
President and                1995    532,000    207,970        761         --           625,000          3,750
  Chief Executive Officer    1994    484,016    101,522        460         --            --              3,750
Anthony D. Thomopoulos(d)... 1996    800,020    150,100        159         --            --              3,750
Chief Executive Officer of   1995    661,555    101,256        514         --           312,500         --
  MTM Entertainment, Inc.
Richard L. Sirvaitis(e)..... 1996    410,210    300,200        205         --            25,000          3,750
President, IFE Advertising   1995    269,237    110,100         43      312,300(f)       25,000         --
  Sales
K.J. "Gus" Lucas(g)......... 1996    335,330    200,200      1,041         --            25,000          3,750
President, Family Channel    1995    206,774    100,100        294         --            50,000         --
  Programming
Stephen D. Lentz(h)......... 1996    307,664    174,200        212         --            25,000          3,750
President, FiT TV            1995    278,685    192,668        738         --            25,000          3,750
                             1994    224,042    136,347        460         --            15,000          3,750

---------------
(a) Represents base salary, excluding bonus and commission.
(b) Represents payments to cover taxes incurred (commonly known as "gross-ups") in connection with non-cash gifts. Excludes non-cash compensation that is not properly categorized as salary or bonus.
(c) Represents amounts the Company contributed to the International Family Entertainment, Inc. 401(k) Employee Retirement Savings Plan, a defined benefit contribution plan, for the account of the Named Executive Officers.
(d) Mr. Thomopoulos' employment with the Company commenced March 6, 1995; accordingly, Mr. Thomopoulos was not an employee of the Company during 1994 and no amounts are reported for such period.
(e) Mr. Sirvaitis' employment with the Company commenced April 7, 1995; accordingly, Mr. Sirvaitis was not an employee of the Company during 1994 and no amounts are reported for such period.
(f) The value shown is the aggregate value (net of any consideration paid) for the restricted stock award of 25,000 shares of Class B Common Stock to Mr. Sirvaitis in 1995. The dollar value of the award of restricted stock was calculated by multiplying the closing market price of the Class B Common Stock on the date of grant by the number of shares awarded. Pursuant to the terms of Mr. Sirvaitis' employment agreement, his award will vest at a rate of 5,000 shares per year, commencing April 7, 1996. Accordingly, on December 31, 1996, Mr. Sirvaitis had vested in 5,000 shares and 20,000 shares remained unvested. The value of Mr. Sirvaitis' unvested shares on such date was $310,000 (based on a per share value of $15.50, the NYSE closing price for the Class B Common Stock on December 31,
    1996). No other person listed in this table held any unvested awards of restricted stock as of December 31, 1996. Pursuant to the terms of the Stock Plan, dividends, if any, are payable with respect to shares received as awards of restricted stock.
(g) Mr. Lucas' employment with the Company commenced May 3, 1995; accordingly, Mr. Lucas was not an employee of the Company during 1994 and no amounts are reported for such period.
(h) Mr. Lentz was not an executive officer of the Company on December 31, 1996; however, he is included as a Named Executive Officer pursuant to 17 CFR 229.402(a)(3)(iii).

1996 OPTION GRANTS TABLE

     The following table sets forth the number of options to purchase shares of Class B Common Stock and shares of the common stock (the "MTM Common Stock") of MTM Entertainment, Inc., a wholly owned subsidiary of the Company, granted to the Company's Chief Executive Officer and the Named Executive Officers during 1996.

                                 NUMBER OF         % OF TOTAL
                                  SHARES         OPTIONS GRANTED     EXERCISE OR                    PRESENT VALUE
                                UNDERLYING        TO EMPLOYEES       BASE PRICE      EXPIRATION    ON DATE OF GRANT
           NAME               OPTIONS GRANTED        IN 1996        ($/SHARE) (a)       DATE            ($)(b)
---------------------------   ---------------    ---------------    -------------    ----------    ----------------
CLASS B COMMON STOCK
M.G. "Pat" Robertson.......            --               --                  --               --               --
Timothy B. Robertson.......            --               --                  --               --               --
Anthony D. Thomopoulos.....            --               --                  --               --               --
Richard L. Sirvaitis.......        25,000(c)           8.4              15.375         12/02/06          172,000
K.J. "Gus" Lucas...........        25,000(d)           8.4                  15         12/19/06          154,000
Stephen D. Lentz...........        25,000(e)           8.4              15.375         12/02/06          138,000
MTM COMMON STOCK
Anthony D. Thomopoulos.....       625,000(c)           100                 4.4         03/06/05        1,600,000

---------------
(a) All options were granted at an exercise price greater than or equal to the fair market value of the underlying securities on the date of the grant.

(b) This value is based on the Black-Scholes option pricing model which includes assumptions for variables such as interest rates, stock price volatility, and future dividend yield. The Company's use of this model should not be construed as an endorsement of its accuracy. Whether the model assumptions used will prove to be accurate cannot be known at the date of grant or as of the date of this Proxy Statement. The Black-Scholes model produces a value based on freely tradeable securities; however, the stock options awarded in 1996 are not transferable. Therefore, the "present value" shown cannot be realized by the holder. Recognizing these limitations of the model as described, the following assumptions were used to estimate the present value on the date of grant: (i) for the option granted to Mr. Sirvaitis -- dividend yield of 0%, five-year zero-coupon risk-free interest rate of 5.85%, estimated volatility of 34.5%, and estimated average expected option term of 6 years; (ii) for the option granted to Mr. Lucas -- dividend yield of 0%, five-year zero-coupon risk-free interest rate of 6.17%, estimated volatility of 34.5%, and estimated average expected option term of 5 years;
    (iii) for the option granted to Mr. Lentz -- dividend yield of 0%, five-year zero-coupon risk-free interest rate of 5.85%, estimated volatility of 34.7%, and estimated average expected option term of 4 years; and (iv) for the option granted to Mr. Thomopoulos -- dividend yield of 0%, five-year zero-coupon risk-free interest rate of 7.01%, estimated volatility of 65%, and estimated average expected option term of 6 years.
(c) These options vest 20% on each anniversary of the date of the grant until fully vested.
(d) These options vest 25% on each anniversary of the date of the grant until fully vested.
(e) These options vest 33 1/3% on each anniversary of the date of the grant until fully vested.

1996 YEAR-END VALUE TABLE

     During 1996, no stock options were exercised by the Company's Chief Executive Officer or any of the Named Executive Officers. The following table sets forth the number and value of all unexercised options at year end for these individuals.

                                                          NUMBER OF SECURITIES
                                                               UNDERLYING
                                                          UNEXERCISED OPTIONS        IN-THE-MONEY
                                                               AT FISCAL              OPTIONS AT
                                                              YEAR-END(#)         FISCAL YEAR-END($)
                                                              EXERCISABLE/           EXERCISABLE/
                         NAME                                UNEXERCISABLE          UNEXERCISABLE
-------------------------------------------------------   --------------------    ------------------
CLASS B COMMON STOCK
M.G. "Pat" Robertson...................................    125,000/500,000        437,500/1,750,000
Timothy B. Robertson...................................    125,000/500,000        437,500/1,750,000
Anthony D. Thomopoulos.................................    195,312/117,188         683,592/410,158
Richard L. Sirvaitis...................................      5,000/45,000           12,000/51,125
K.J. "Gus" Lucas.......................................     30,000/45,000           99,500/60,500
Stephen D. Lentz.......................................     23,333/56,667           40,999/74,626
MTM COMMON STOCK
Anthony D. Thomopoulos.................................    125,000/500,000               0/0

EMPLOYMENT AGREEMENTS

     M.G. "Pat" Robertson. M.G. "Pat" Robertson's employment agreement as Chairman of the Board of the Company was effective as of January 1, 1995 and extends through January 1, 2000. The agreement specifies an initial annual base salary of $368,000, subject to adjustment for changes in the Consumer Price Index.

     In addition, pursuant to the terms of the agreement, M.G. "Pat" Robertson is entitled to receive an annual bonus targeted to be $100,000, based upon the Company's achieving certain annual operating cash flow targets. The targeted bonus amount is tied to a "mid-case" assumption. Thus, the annual bonus for a given year may exceed the targeted bonus amount if the applicable cash flow targets are exceeded; likewise, if the applicable cash flow targets are not achieved, the annual bonus may be diminished.

     In the event M.G. "Pat" Robertson's employment is terminated due to his death, disability, or retirement with the consent of the Company, then for the balance of the term of the agreement plus a period of 24 months he, or his estate, shall be entitled to receive the annual base salary then in effect under the agreement. Further, if the original term of the employment agreement expires and is not renewed, then for a period of 24 months M.G. "Pat" Robertson shall be entitled to receive the annual base salary then in effect under the agreement. In the event of a change of control of the Company to which M.G. "Pat" Robertson has not consented, the agreement shall be deemed terminated and for a period of 24 months he shall be entitled to receive the annual base salary then in effect under the agreement.

     Timothy B. Robertson. Timothy B. Robertson's employment agreement as President and Chief Executive Officer of the Company was effective as of January 1, 1995, and extends through January 1, 2000. The agreement specifies an initial annual base salary of $532,000, subject to adjustment for changes in the Consumer Price Index.

     In addition, pursuant to the terms of his employment agreement, Timothy B. Robertson is entitled to receive an annual bonus targeted to be $200,000, based upon the Company's achieving certain annual operating cash flow targets. The targeted bonus amount is tied to a "mid-case" assumption. Thus, the annual bonus for a given year may exceed the targeted bonus amount if the applicable cash flow targets are exceeded; likewise, if the applicable cash flow targets are not achieved, the annual bonus may be diminished. Furthermore, for any year in which such operating cash flow targets are exceeded by at least 10%, Timothy B. Robertson shall be entitled to receive $150,000 as additional bonus compensation.

     In the event Timothy B. Robertson's employment is terminated due to his death, disability, or retirement with the consent of the Company or if, following a change of control of the Company, Timothy B. Robertson's employment is terminated, either voluntarily or involuntarily (other than for cause), or there is a diminution of his responsibilities with respect to the Company, then for the balance of the term of the agreement plus a period of 24 months he, or his estate, shall be entitled to receive the annual base salary then in effect under the agreement and an annual bonus equal to the bonus paid for the year prior to the date of termination. Further, if the original term of the employment agreement expires and is not renewed, then for a period of 24 months Timothy B. Robertson shall be entitled to receive the annual base salary then in effect under the agreement and an annual bonus equal to the bonus paid for the year prior to the date of termination.

     Anthony D. Thomopoulos. Mr. Thomopoulos' employment agreement as Chief Executive Officer of MTM Entertainment, Inc. was effective as of March 6, 1995, and extends through March 6, 2000. The agreement specifies an annual base salary of $800,000.

     In addition, pursuant to the terms of his employment agreement, beginning in 1997, Mr. Thomopoulos is entitled to receive an annual bonus targeted to be $100,000 in each of 1997 and 1998, and $200,000 in 1999, based on MTM
Entertainment's achieving certain annual earnings targets.

     In the event Mr. Thomopoulos' employment is terminated other than for cause prior to his having served 30 months under his employment agreement, he shall be entitled to receive the annual base salary then in effect under the agreement for a period of 24 months. In the event Mr. Thomopoulos' employment is terminated other than for cause subsequent to his having served 30 months under his employment agreement, he shall be entitled to receive the annual base salary then in effect under the agreement for the balance of the term, but in any event, not less than 12 months. Further, if the original term of the employment agreement expires and is not renewed by the Company, then for a period of 12 months Mr. Thomopoulos shall be entitled to receive the annual base salary then in effect under the agreement.

     Mr. Thomopoulos' employment agreement also provides for the grant to Mr. Thomopoulos of an option (the "MTM Option") to purchase 625,000 shares of MTM Common Stock at an exercise price of $4.40 per share, which price was 110% of the fair market value of the MTM Common Stock on the date the option was granted. The MTM Option is for a term of 10 years and vests 20% per year on each anniversary of the date of the employment agreement until fully vested. Commencing on the fifth anniversary of the date of the employment agreement and continuing on each of the 4 following anniversary dates, if the MTM Common Stock is not then publicly traded, during each such year Mr. Thomopoulos may tender to MTM Entertainment, and MTM Entertainment shall purchase, up to 20% of the stock covered by the MTM Option. The purchase price for these repurchases shall be based upon the value of MTM Entertainment calculated as 10 times MTM Entertainment's earnings before income taxes, depreciation, and amortization, which shall be determined according to the audited financial statements of MTM Entertainment.

     In the event of a change of control of MTM Entertainment or the Company, the MTM Option shall immediately vest in full. Further, in the event Mr. Thomopoulos' employment is terminated other than for cause, any option to purchase MTM Common Stock or Class B Common Stock theretofore granted to Mr. Thomopoulos shall immediately vest in full.

     Richard L. Sirvaitis. Mr. Sirvaitis' employment agreement as President, IFE Advertising Sales was effective as of April 7, 1995, and extends through April 7, 2000. The agreement specifies an annual base salary of $400,000, subject to adjustment for changes in the Consumer Price Index.

     In addition, pursuant to the terms of his employment agreement, Mr. Sirvaitis is entitled to receive an annual bonus targeted to be $100,000, based upon the Company's achieving certain annual ad sales revenue targets established by the Company's President and Chief Executive Officer and approved by the Board of Directors. In the event the applicable revenue target is exceeded in a given year, Mr. Sirvaitis' bonus for that year may be increased. In the event the applicable revenue target is not met in a given year, Mr. Sirvaitis' bonus for that year will be diminished proportionately.

     Mr. Sirvaitis' agreement specifies that, provided Mr. Sirvaitis is then employed by the Company, he will receive an option to purchase 25,000 shares of Class B Common Stock in December 1995, 1996, 1997, and 1998. Each such option will have an exercise price equal to the fair market value of the underlying stock on the date of the grant thereof, will vest 20% per year for a period of five years, and will otherwise be subject to the terms of a stock option agreement to be entered into between Mr. Sirvaitis and the Company.

     In the event Mr. Sirvaitis' employment is terminated due to his death, disability, or otherwise other than for cause, or if the original term of the employment agreement expires and is not renewed by the Company, then for a period of 24 months he, or his estate, shall be entitled to receive the annual base salary then in effect under the agreement and an annual bonus equal to the bonus paid for the year prior to the date of termination.

     K.J. "Gus" Lucas. Mr. Lucas' employment agreement as Senior Vice President of Programming of IFE was effective as of May 3, 1995, and extends by its terms through May 3, 2000. In connection with Mr. Lucas' recent promotion to President, Family Channel Programming, he and the Company are currently finalizing amendments to his employment agreement which are expected to include, among other things, new minimum annual base salary and bonus levels.

     The terms of Mr. Lucas' current agreement specify an annual base salary of $320,000, with scheduled increases of 7 1/2% per year. In addition, Mr. Lucas is entitled to receive an annual bonus targeted to be $100,000, based upon Mr. Lucas' achieving certain mutually agreed upon goals. In the event the applicable goals are exceeded in a given year, Mr. Lucas' bonus for such year may be adjusted upwards at the discretion of the Company.

     In the event Mr. Lucas' employment is terminated other than for cause, then for a period of 24 months he shall be entitled to receive the annual base salary then in effect under the agreement.

     Stephen D. Lentz. The Company and Mr. Lentz are currently finalizing the terms of a definitive employment agreement which is expected to include, among other things, a 5-year term, minimum annual base salary and bonus levels, and compensatory arrangements with respect to early termination of Mr. Lentz's employment. There can be no assurance that such an agreement will be completed. The actual amounts of Mr. Lentz's bonus and salary for 1996 are set forth in the foregoing Summary Executive Compensation Table.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 1996, William L. Armstrong and Lowell W. Morse, the Company's outside Directors, served as the Compensation Committee. Neither Mr. Morse nor Mr. Armstrong is a current or former officer or employee of the Company or any of its subsidiaries. During 1996, no executive officer of the Company served as a member of the compensation committee of another entity.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

     Compensation Policy and Company Performance. The executive compensation program has been designed to motivate, reward, and retain executives with the level of talent and ability required to prudently guide the Company's growth, efficiently manage its diverse resources, achieve its long-range business objectives, and successfully maintain its position as one of the leading providers of family entertainment. The compensation program provides the means of achieving these goals by creating incentives to accomplishing short-term and long-term objectives, by rewarding exceptional performance that contributes to the business, and by utilizing competitive base salaries that recognize a policy of career continuity.

     The Company's financial well being is highly dependent upon the success of its long-term growth strategy. The nature of this strategy requires long-term and capital-intensive investments, which may take years to generate returns to stockholders. Therefore, executive compensation decisions are oriented towards long-term corporate performance and may not fluctuate as greatly as year-to-year corporate financial results.

     Consistent with this long-term view and the unique nature of the Company's goals, retention of executives who have developed the skills and expertise required to lead a corporation poised to become a significant international media enterprise is vital to the Company's competitive strength. Retention and motivation of individuals possessing the ability to implement the Company's business plans as well as to react appropriately to unanticipated external factors is, and will continue to be, the key to the Company's success.

     The fundamental principle of the compensation program is to compensate executives for their performance and for the level of responsibility corresponding to their positions. Assessments of both individual and corporate performance influence compensation levels. The Compensation Committee recognizes the importance of fostering a performance-based environment that motivates individual achievement. Thus, executives are regularly given recognition for the prior year's results and provided with incentives to augment their successes in the future.

     The Compensation Committee makes compensation determinations for all of the Company's senior management, including the individuals whose compensation is detailed in this Proxy Statement. Compensation decisions for all executives, including Timothy B. Robertson, the Company's Chief Executive Officer, are based on the criteria disclosed above.

     In order to maintain appropriate compensation practices relative to the marketplace, the Company periodically commissions independent compensation consultants to gather and assist in the analysis of comparative compensation data. These data were taken into account in setting 1996 compensation levels.

     There are three primary elements of the Company's compensation program: base salary, bonus payments, and awards under the Stock Plan.

     Base Salaries. A competitive base salary is necessary to the development and retention of capable management and is consistent with the Company's long-term goals.

     Current base salary levels for executives result from a review of the comparative compensation data, the Company's business performance, and general economic factors. While there is no specific weighting of these components, the comparative compensation data are the primary consideration in making base salary determinations. Business performance and general economic factors, such as cash flow and projections of inflation, are secondary considerations. Given the Company's size, complexity, and maturity relative to the industry, base salary ranges are targeted to generally approximate peer median levels and the Company has entered into employment agreements with certain executives which reflect this goal. See "-- Summary Executive Compensation Table" and "-- Employment Agreements." Within this framework, executive salaries are determined based on individual performance, level of responsibility within the Company and its subsidiaries, and experience.

     Bonus Payments. Targeted cash bonus payments are awarded to executives in recognition of contributions to the business during the prior year. An executive's contributions to the business are measured, in part, by his or her success in meeting certain goals established by such executive and the Company's President. The aggregate amount of the bonuses awarded in any calendar year is determined by reference to the terms of the executive employment agreements, comparative compensation data, the Company's competitive position, assessment of progress in attaining long-term goals, and business performance considerations. These business performance considerations include measurements such as annual cash flow, earnings per share, and return on investments. None of these measurements is given a specific weight. No formula was used in determining the aggregate amount of the bonuses awarded executives in 1996.

     The specific cash bonus an executive receives is dependent upon individual performance and level of responsibility. Assessment of an individual's relative performance is made annually based on a number of factors, including initiative, business judgment, knowledge of the industry, and management skills.

     Awards under the Stock Plan. Awards under the Stock Plan are designed to promote an identity of interests between management and stockholders. Under the Stock Plan, the Company's executives are eligible to receive grants of options to purchase Class B Common Stock at or above fair market value on the date of the grant. Typically, grants of stock options are subject to a significant vesting period. This approach is designed to increase long-term stockholder value, as the maximum benefit of this element of executive compensation is only realized if stock price appreciation occurs over a number of years.

     Awards of stock options were granted to certain executives in 1996 based on individual performance (determined as described under "-- Bonus Payments") and level of responsibility. Award levels are generally intended to be sufficient in size to provide a strong incentive for executives to work for long-term business interests and become significant owners of the business. See "-- Summary Executive Compensation Table" and "-- 1996 Option Grants Table."

     Policy on Deductibility of Compensation. Section 162(m) of the Internal Revenue Code of 1986 limits a public company's federal income tax deduction for compensation paid in excess of $1,000,000 to any of its five most highly compensated executive officers. However, certain performance-based compensation, including awards of stock options, is excluded from the $1,000,000 limit if specific requirements are met. Awards of stock options under the Stock Plan are generally designed to comply with these requirements.

     While the tax impact of any compensation arrangement is one factor which is considered by the Compensation Committee, such impact is evaluated in light of the compensation policies discussed above. The Compensation Committee's compensation determinations have generally been designed to maximize the Company's federal income tax deduction. However, from time to time compensation may be awarded which is not fully deductible if it is determined that such award is consistent with the overall design of the compensation program and in the best interests of the Company and its stockholders.

     Chief Executive Officer Compensation. The Chief Executive Officer's salary is determined based upon the competitive salary framework described under "-- Base Salaries," above, recognizing the Company's significant growth and the increasing complexity of its business. Within this setting, the minimum base salary set forth in Mr. Robertson's employment agreement was determined based on the Compensation Committee's judgment concerning his individual contributions to the business, level of responsibility, and career experience. Although none of these factors were given a specific weight, primary consideration was given to Mr. Robertson's individual contributions to the business. No particular formulas or measures are used.

     The amount of Mr. Robertson's 1996 bonus payment was established based upon the Company's achievement of certain operating cash flow targets established by the Compensation Committee and memorialized in Mr. Robertson's employment agreement. The Compensation Committee's determination of the targeted bonus amount fixed in Mr. Robertson's employment agreement reflects Mr. Robertson's level of responsibility within the organization and overall contributions as Chief Executive Officer.

     Mr. Robertson did not receive an award under the Stock Plan in 1996.

     Conclusion. The Company has had, and continues to have, an appropriate and competitive compensation program. The balance of a competitive base salary position, bonus payments, and significant emphasis on long term incentives is a foundation designed to build stability and to support the Company's continued growth.

     This report is submitted by the members of the Compensation Committee:

           William L. Armstrong
           Lowell W. Morse

THE PRECEDING "REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION" AND THE "STOCK PERFORMANCE CHART" THAT APPEARS IMMEDIATELY HEREAFTER SHALL NOT BE DEEMED TO BE SOLICITING MATERIAL OR TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, OR INCORPORATED BY REFERENCE IN ANY DOCUMENTS SO FILED.

STOCK PERFORMANCE CHART

     As part of the executive compensation information presented in this Proxy Statement, the SEC requires a comparison of stock performance for the Company with stock performance of a broad equity market index and an appropriate industry index. The following chart compares the cumulative total stockholder return on the Class B Common Stock during the period from April 28, 1992 to March 31, 1997 with the cumulative total return on the Standard and Poor's ("S&P") 500 Composite Index and the S&P Broadcast Media Index. The comparison assumes $100 was invested on April 28, 1992 (the effective date of the Company's initial public offering of Class B Common Stock) in the Class B Common Stock and in each of the foregoing indices and assumes reinvestment of dividends, if any. The stock performance shown on the following chart is not necessarily indicative of future performance.

                                       International
                                          Family
        Measurement Period            Entertainment,     S&P 500 Composite     S&P Broadcast
      (Fiscal Year Covered)                Inc.                Index            Media Index
4/28/92                                         100.00              100.00              100.00
12/31/92                                         93.33              108.79              118.33
12/31/93                                        138.33              119.75              165.98
12/31/94                                         84.17              121.33              154.11
12/31/95                                        109.17              166.93              201.75
12/31/96                                        129.17              205.26              165.37
3/31/97                                         172.92              210.76              159.49